SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Acquisition of Shares of Hannuri Investment & Securities

On November 14, 2007, the Board of Directors of Kookmin Bank passed a resolution to approve the acquisition of shares of Hannuri Investment & Securities Co., Ltd. The details of the acquisition are as follows:

•	Number of shares to be acquired: 9,580,000 shares (95.8% of the outstanding shares of Hannuri Investment & Securities)

•	Purchase price: 266,324 million Won

•	Total number of shares of Hannuri Investment & Securities to be owned by Kookmin Bank after the acquisition: 9,580,000 shares

•	Method of acquisition: Over-the-counter transaction pursuant to a share purchase agreement

•

Purpose of acquisition: Through its acquisition of Hannuri Investment & Securities, Kookmin Bank seeks to secure competitiveness in the capital markets area following the enactment of the Financial Investment Services and Capital Market Act and to generate profit by recognizing synergies between the banking and securities businesses.

—	The schedule for completing the acquisition is not yet determined.

—	This disclosure is related to the public disclosures made on June 20, 2007 and September 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: November 14, 2007	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director